IMAGE CHAIN GROUP LIMITED, INC.

Room 503, 5/F, New East Ocean Centre

9 Science Museum Road

Kowloon, Hong Kong, S.A.R.

(852) 3188-2700

By EDGAR

March 26, 2018

Jay Ingram

Mindy Hooker

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Image Chain Group Limited, Inc.
Form 8-K Filed November 14, 2017
File No. 000-55326

Dear Mr. Ingram, Ms. Hooker:

This letter is in response to the letters dated January 9 and March 22, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Image Chain Group Limited, Inc. (the “Company”).

The Company confirms that it amended the Form 8-K filed November 14, 2017 to include the September 30, 2017 financials of Image P2P Group, Ltd. and filed the same on March 12, 2018.

The Company further confirms that the phone number on the cover page of its Form 8-K filed November 14, 2017, and other filings with the Commission, is a working phone number which is answered during business hours in Hong Kong and which has a working voice mail system.

* * * * *

Should you have any further comments, please David Po, Chief Executive Officer, or Jonathan Tam, Chief Financial Officer, at +852 3188 2700.

Sincerely,

/s/ David Po
David Po
Chief Executive Officer, President, Secretary and Chairman